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Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-132890

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 26, 2006)

10,000,000 Shares

Common Stock

          We have entered into an equity distribution agreement with Wachovia Capital Markets, LLC relating to shares of common stock offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the equity distribution agreement, we may offer and sell up to 10,000,000 shares of our common stock from time to time through Wachovia Capital Markets, LLC.

          Our common stock is traded on the New York Stock Exchange under the symbol "NRF". The last reported sale price of our common stock on the New York Stock Exchange on May 29, 2008 was $9.92 per share.

          Sales of shares of common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on the New York Stock Exchange or sales made to or through a market maker other than on an exchange. The sales agent will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between the sales agent and us.

          Wachovia Capital Markets, LLC will receive from us a commission of up to 2.5% of the gross sales price of all shares sold through it under the equity distribution agreement. In connection with the sale of the shares of common stock on our behalf, Wachovia Capital Markets, LLC may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, and the compensation of Wachovia Capital Markets, LLC may be deemed to be underwriting commissions or discounts.

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 3 of the accompanying prospectus and page 17 of our Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference into the accompanying prospectus, and in our periodic reports and other information that we file from time to time with the Securities and Exchange Commission.

          Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement and the prospectus to which it relates are truthful and complete. Any representation to the contrary is a criminal offense.

Wachovia Securities

The date of this prospectus supplement is May 30, 2008.

        You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and Wachovia Capital Markets, LLC has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and Wachovia Capital Markets, LLC is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference is accurate only as of its respective date or dates or on the date or dates specified in these documents. Our business, financial condition, results of operations and prospects may have changed since such dates.

TABLE OF CONTENTS

Prospectus Supplement
Plan of Distribution	S-3
Additional Federal Income Tax Considerations	S-4

Prospectus
About this Prospectus	1
Forward-Looking Statements	1
Northstar Realty Finance Corp.	2
Risk Factors	3
Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends and Earnings to Fixed Charges	18
Use of Proceeds	18
Description of Debt Securities	19
Description of Warrants	33
Description of Common Stock and Preferred Stock	33
Description of Depositary Shares	36
Description of Units	38
Selling Stockholders	43
Federal Income Tax Considerations	44
Plan of Distribution	56
Validity of Securities	58
Experts	58
Where You Can Find More Information	58
Incorporation of Certain Documents by Reference	58

PLAN OF DISTRIBUTION

        Upon its acceptance of written instructions from us, Wachovia Capital Markets, LLC will use its commercially reasonable efforts consistent with its sales and trading practices to solicit offers to purchase shares of our common stock, under the terms and subject to the conditions set forth in the equity distribution agreement. We will instruct Wachovia Capital Markets, LLC as to the amount of common stock to be sold by Wachovia Capital Markets, LLC. We may instruct Wachovia Capital Markets, LLC not to sell common stock if the sales cannot be effected at or above the price designated by us in any instruction. We or Wachovia Capital Markets, LLC may suspend the offering of common stock upon proper notice and subject to other conditions.

        Wachovia Capital Markets, LLC will provide written confirmation to us no later than the opening of the trading day on the New York Stock Exchange following the trading day in which shares of our common stock are sold under the equity distribution agreement. Each confirmation will include the number of shares sold on the preceding day, the net proceeds to us and the compensation payable by us to Wachovia Capital Markets, LLC in connection with the sales.

        We will pay Wachovia Capital Markets, LLC commissions for its services in acting as agent and/or principal in the sale of common stock. Wachovia Capital Markets, LLC will be entitled to compensation of up to 2.5% of the gross sales price of all shares sold through it under the equity distribution agreement. We estimate that the total expenses for the offering, excluding compensation payable to Wachovia Capital Markets, LLC under the terms of the equity distribution agreement, will be approximately $200,000.

        Settlement for sales of common stock will occur on the third trading day following the date on which any sales are made, or on some other date that is agreed upon by us and Wachovia Capital Markets, LLC in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

        We will report at least quarterly the number of shares of common stock sold through Wachovia Capital Markets, LLC, as agent, under the equity distribution agreement, the net proceeds to us and the compensation paid by us to Wachovia Capital Markets, LLC in connection with the sales of common stock.

        Wachovia Capital Markets, LLC and its affiliates have provided, and may in the future provide, various investment banking, commercial banking, fiduciary and advisory services for us from time to time for which they have received, and may in the future receive, customary fees and expenses. Wachovia Capital Markets, LLC and its affiliates may, from time to time, engage in other transactions with and perform services for us in the ordinary course of their business.

        In connection with the sale of the common stock on our behalf, Wachovia Capital Markets, LLC may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and the compensation of Wachovia Capital Markets, LLC may be deemed to be underwriting commissions or discounts. We have agreed to indemnify Wachovia Capital Markets, LLC against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that Wachovia Capital Markets, LLC may be required to make because of those liabilities.

        The offering of shares of our common stock pursuant to the equity distribution agreement will terminate upon the earlier of (1) the sale of all common stock subject to the agreement or (2) termination of the equity distribution agreement. The equity distribution agreement may be terminated by Wachovia Capital Markets, LLC or us at any time upon one business day notice to the other party, or by Wachovia Capital Markets, LLC at any time in certain circumstances, including our failure to maintain a listing of our common shares on the New York Stock Exchange or the occurrence of a material adverse change in our company.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain additional federal income tax considerations with respect to the ownership of our common stock. For additional information, see "Federal Income Tax Considerations" in the accompanying prospectus.

Taxation of Our Company

        We and NRFC Sub-REIT Corp., or our private REIT, elected to be taxed as real estate investment trusts, or REITs, under the U.S. federal income tax laws commencing with our taxable years ended December 31, 2004. In the opinion of Hunton & Williams LLP, we and our private REIT qualified to be taxed as REITs for our taxable years ended December 31, 2004 through our taxable years ended December 31, 2007, and our and our private REIT's organization and current and proposed method of operating will enable us and our private REIT to continue to qualify as REITs for our taxable years ending December 31, 2008 and in the future. You should be aware that Hunton & Williams LLP's opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our and our private REIT's assets and the future conduct of our and our private REIT's business, and is not binding upon the IRS or any court. In addition, Hunton & Williams LLP's opinion is expressed as of the date issued and is based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change, possibly on a retroactive basis. Moreover, our and our private REIT's continued qualification and taxation as REITs depend upon our and our private REIT's ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income earned from specified sources, the percentage of assets that falls within specified categories, the diversity of share ownership, and the percentage of earnings distributed. While Hunton & Williams LLP has reviewed those matters in connection with the foregoing opinion, Hunton & Williams LLP will not review our and our private REIT's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations or our private REIT's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see "Federal Income Tax Considerations—Taxation of NorthStar Realty—Failure to Qualify" in the accompanying prospectus.

Taxable Subsidiaries

        We and our private REIT have each made a taxable REIT subsidiary, or TRS, election with respect to N-Star Real Estate CDO I, Ltd., a Cayman Islands exempted company, the issuer in NorthStar's first term-debt transaction, and the private REIT has made TRS elections with respect to other foreign Cayman Islands companies. As described in "Federal Income Tax Considerations—Taxation of NorthStar Realty—Taxable Subsidiaries" in the accompanying prospectus, the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder provide a specific exemption from U.S. federal income tax to non-U.S. corporations that restrict their activities in the United States to trading in stocks and securities (or any other activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. Our foreign TRSs intend to rely on such exemption, and do not intend to operate so as to be subject to U.S. federal income tax on their net income. Therefore, despite their status as TRSs, our foreign TRSs generally would not be subject to U.S. federal corporate income tax on their earnings. No assurance can be given, however, that the Internal Revenue Service, or the IRS, will not challenge this treatment. If the IRS were to succeed in such a challenge, then it could greatly reduce the amounts that our foreign TRSs would have available to distribute to us and to pay to their creditors.

Income Tests

        We and our private REIT treat certain income inclusions received with respect to the equity investments in foreign TRSs, including issuers of term debt, as qualifying income for purposes of the 95%

gross income test but not the 75% gross income test. See "Federal Income Tax Considerations—Taxation of NorthStar Realty—Income Tests" in the accompanying prospectus for a discussion of the 75% and 95% gross income tests. Because there is no clear precedent with respect to the qualification of such income for purposes of the REIT gross income tests, no assurance can be given that the IRS will not assert a contrary position.

Foreign Investments

        Recently issued IRS guidance indicates that foreign currency gains are generally treated as qualifying income for purposes of the 95% and 75% gross income tests to the extent attributable to underlying income that qualifies for purposes of those tests. See "Federal Income Tax Considerations—Taxation of NorthStar Realty—Income Tests" in the accompanying prospectus for a discussion of the 95% and 75% gross income tests.

Taxation of Taxable U.S. Shareholders

        As used herein, the term "U.S. shareholder" means a holder of our common stock that for U.S. federal income tax purposes is:

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  a citizen or resident of the United States;

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  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  a trust if: (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) it has a valid election in place to be treated as a U.S. person.

        If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

Taxation of U.S. Shareholders on Distributions on our Common Stock

        As long as we qualify as a REIT, a taxable U.S. shareholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred stock dividends and then to our common stock dividends.

        Dividends paid to corporate U.S. shareholders will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. shareholder generally will not qualify for the 15.0% tax rate for "qualified dividend income." Legislation enacted in 2003 and 2006 reduced the maximum tax rate for qualified dividend income from 38.6% to 15.0% for tax years 2003 through 2010. Without future congressional action, the maximum tax rate on qualified dividend income will be 39.6% in 2011. Qualified dividend income generally includes dividends paid to U.S. shareholders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our net taxable income distributed to our shareholders (see "Federal Income Tax Considerations—Taxation of NorthStar Realty—Taxation of REITs in General" in the accompanying prospectus), our dividends generally will not be eligible for the 15.0% rate on qualified dividend income. As a result, our ordinary dividends will be taxed at the higher tax rate applicable to ordinary income, which currently is a maximum rate of 35.0%. However, the 15.0% tax rate for qualified dividend income will apply to our ordinary dividends to the extent attributable: (i) to dividends received by us from non-REIT corporations, such as certain TRSs; and (ii) to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our net taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a shareholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock become ex-dividend.

        A U.S. shareholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. shareholder has held our common stock. We generally will designate our capital gain dividends as either 15.0% or 25.0% rate distributions. See "—Capital Gains and Losses." A corporate U.S. shareholder, however, may be required to treat up to 20.0% of certain capital gain dividends as ordinary income.

        We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such shareholder, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

        To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. shareholder to the extent that it does not exceed the adjusted tax basis of the U.S. shareholder's common stock. Instead, such distribution will reduce the adjusted tax basis of such stock. To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder's adjusted tax basis in its common stock, such shareholder will recognize long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

        Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we would carry over such losses for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income, and therefore, shareholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the shareholder is a limited partner to offset income they derive from our common stock, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally may be treated as investment income for purposes of the investment interest limitations (although any capital gains so treated will not qualify for the lower 15.0% tax rate applicable to capital gains of most domestic non-corporate investors). We will notify shareholders after the close of our taxable year as to the portions of our distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of Common Stock

        In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. shareholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of common stock held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. shareholder purchases other common stock within 30 days before or after the disposition.

Capital Gains and Losses

        A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 35.0%. However, the maximum tax rate on long-term capital gain applicable to U.S. shareholders taxed at individual rates is 15.0% (through 2010). The maximum tax rate on long-term capital gain from the sale or exchange of "Section 1250 property," or depreciable real property, is 25.0% computed on the lesser of the total amount of the gain or the accumulated Section 1250 depreciation. With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 15.0% or 25.0% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Excess Inclusion Income

        A portion of our income from a residual interest in a real estate mortgage investment conduit, or REMIC, or a taxable mortgage pool arrangement, which might be non-cash accrued income, or "phantom" taxable income, could be treated as "excess inclusion income." See "Federal Income Tax Considerations—Taxation of NorthStar Realty—Taxable Mortgage Pools" in the accompanying prospectus. Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a residual interest in a REMIC or taxable mortgage pool interest over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price at the beginning of the quarter multiplied by (b) 120% of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). This non-cash or "phantom" income would nonetheless be subject to the distribution requirements that apply to us and could therefore adversely affect our liquidity.

        Although we do not hold any REMIC residual interests, we anticipate that certain of the term-debt securitizations conducted by our private REIT will produce excess inclusion income. Recently issued IRS guidance indicates that our excess inclusion income will be allocated among our shareholders in proportion to our dividends paid. A shareholder's share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the shareholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most tax-exempt shareholders, and (iii) would result in the application of federal income tax withholding at the maximum rate of 30.0%, without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign shareholders. See "—Taxation of Tax-Exempt Shareholders" and "—Taxation of Non-U.S. Shareholders." To the extent that our common stock owned by "disqualified organizations" is held in street name by a broker/dealer or other nominee, the broker/dealer or nominee would be liable for a tax at the highest corporate rate on the portion of our excess inclusion income allocable to the common stock held on behalf of the disqualified organizations. See "Federal Income Tax Considerations—Taxation of REITs in General" in the accompanying prospectus for a discussion of "disqualified organizations." A regulated investment company or other pass-through entity owning our common stock will be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to their record name owners that are disqualified organizations. Tax-exempt investors, foreign investors, taxpayers with net operating losses, regulated investment companies, pass-through entities and broker/dealers and other nominees should carefully consider the tax consequences described above and are urged to consult their tax advisors in connection with their decision to invest in or hold our common stock.

Information Reporting Requirements and Backup Withholding

        We will report to our shareholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28.0% with respect to distributions unless such holder:

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  is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

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  provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

        A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us.

Taxation of Tax-Exempt Shareholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its investment in our common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. In addition, our dividends that are attributable to excess inclusion income will constitute unrelated business taxable income in the hands of most tax-exempt shareholders. See "Excess Inclusion Income" above and "—Federal Income Tax Considerations—Taxation of NorthStar Realty—Taxable Mortgage Pools" in the accompanying prospectus. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

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  the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

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  we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust (see "Federal Income Tax Consideration—Taxation of NorthStar Realty—Requirements for Qualification—General" in the accompanying prospectus); and

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  either: (1) one pension trust owns more than 25% of the value of our stock; or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Shareholders

        The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "non-U.S. shareholders") are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on the ownership of our common stock, including any reporting requirements.

        A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of a "United States real property interest," as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Our dividends that are attributable to excess inclusion income will be subject to the 30% withholding tax, without reduction for any otherwise applicable income tax treaty. See "Excess Inclusion Income" above and "Federal Income Tax Considerations—Taxation of NorthStar Realty—Taxable Mortgage Pools" in the accompanying prospectus. If a distribution is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distribution, and a non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

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  a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

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  the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

        A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

        We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

        For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of a "United States real property interest" under special provisions of the U.S. federal income tax laws referred to as FIRPTA. The term "United States real property interest" includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of United States real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.

        Capital gain distributions to the holders of common stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as: (1) our common stock is "regularly traded" on an established securities market in the United States; and (2) the non-U.S. shareholder did not own more than 5% of our common stock at any time during the one-year period prior to the distribution. As a result, non-U.S. shareholders owning 5% or less of our common stock generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. If our common stock is not regularly traded on an established securities market in the United States or the non-U.S. shareholder owned more than 5% of our common stock at any time during the one-year period prior to the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. Moreover, if a non-U.S. shareholder disposes of our common stock during the 30 day period preceding a dividend payment, and such non-U.S. shareholder (or a person related to such non-U.S. shareholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the 1st day of the 30 day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a United States real property interest capital gain to such non-U.S. shareholder, then such non-U.S. shareholder shall be treated as having United States real property interest capital gain in an amount that, but for the disposition, would have been treated as United States real property interest capital gain.

        A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA if our common stock is "regularly traded" on an established securities market. Because we expect our common stock will continue to be regularly traded on an established securities market, a non-U.S. shareholder will not incur tax under FIRPTA with respect to any such gain unless it owns, actually or constructively, more than 5% of our common stock. If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax or, a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax when received by a non U.S. shareholder that is a corporation. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

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TABLE OF CONTENTS
PLAN OF DISTRIBUTION
ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS